December 30, 2024

Carol Wang
Chief Financial Officer
Mega Matrix Inc.
103 Tampines Street 86 #03-06
The Alps Residences
Singapore 528576

       Re: Mega Matrix Inc.
           Registration Statement on Form F-3
           Filed December 11, 2024
           File No. 333-283739
Dear Carol Wang:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
General

1. We note that you are registering the offer and sale of debt securities. Please file a form of indenture as an exhibit to the registration statement. Refer to Questions 201.02 and
       201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.
       Additionally, please either file a Form T-1 or, if you are relying on
Section 305(b)(2)
       of the Trust Indenture Act, annotate the exhibit index to indicate such intention and include the undertaking contained in Item 512(j) of Regulation S-K. December 30, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services